FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on June 29, 2010 all resolutions on the attached agenda (1-6) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

Teva Pharmaceutical Industries Ltd.
Agenda – Annual Meeting of Shareholders
June 29, 2010

1. To approve the Board of Directors' recommendation that the cash dividend for the year ended December 31, 2009, which was paid in four installments and aggregated NIS 2.50 (approximately USD 0.642, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

2. To elect the following five persons to the Board of Directors, each to serve for a three-year term: Mr. Abraham E. Cohen, Mr. Amir Elstein, Prof. Roger Kornberg, Prof. Moshe Many and Mr. Dan Propper.

3. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent registered public accounting firm until the 2011 Annual Meeting of Shareholders and to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

4. To approve the Company's 2010 Long-Term Equity-Based Incentive Plan.

5. Directors Remuneration:

   a) To approve the remuneration of Dr. Phillip Frost, in his capacity as Chairman of the Board of Teva, effective as of March 9, 2010, in the amount of the NIS equivalent of USD 385,702 (as of March 9, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors), the provision to Dr. Frost, in his capacity as Chairman of the Board, of an office and secretarial services, and, effective as of February 15, 2010, the reimbursement of transportation costs related to his participation in board activities held outside the U.S. up to a maximum amount of USD 500,000 per annum.

   b) To approve the remuneration of Prof. Moshe Many, in his capacity as Vice Chairman of the Board of Teva, effective as of March 9, 2010, in the amount of the NIS equivalent of USD 150,000 (as of March 9, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors), and the provision to Prof. Many, in his capacity as Vice Chairman of the Board, of secretarial services.

   c) To approve the remuneration of Prof. Roger Kornberg, in his capacity as a director of Teva, effective as of May 10, 2010, in the amount of the NIS equivalent of USD 150,000 (as of May 10, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors).

6. To approve an increase in the registered share capital of the Company by NIS 100,000,000 to a total of NIS 250,000,000 by the creation of 1,000,000,000 additional ordinary shares of par value NIS 0.1 each, and the amendment of the Company's incorporation documents accordingly.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                               Name: Eyal Desheh
                                               Title: Chief Financial Officer

Date June 30, 2010